UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*


                       TAKE-TWO INTERACTIVE SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    874054109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                            S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  June 30, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

--------------------------------                              ------------------
CUSIP No.  874054109                                          Page 2 of 9 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,985,136 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,985,136 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,985,136 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D

--------------------------------                              ------------------
CUSIP No.  874054109                                          Page 3 of 9 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,985,316 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,985,316 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,985,316 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D

--------------------------------                              ------------------
CUSIP No.  874054109                                          Page 4 of 9 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,392,537 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,392,537 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,392,537 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.8 %
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D

--------------------------------                              ------------------
CUSIP No.  874054109                                          Page 5 of 9 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,377,673 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,377,673 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,377,673 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 1") amends the Schedule 13D filed on June 25, 2008 (the "Original
Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Take-Two Interactive Software, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings given them in the Original Schedule 13D. As the Reporting Persons no longer beneficially own, in the aggregate, greater than 5% of the shares of Common Stock outstanding, this Amendment No. 1 constitutes an "exit filing" and the Reporting Persons do not intend to file any further updates or amendments to the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Reporting Persons expended an aggregate of approximately $79,452,973 of investment capital to purchase the 3,377,673 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Associates, SAC MultiQuant, SAC Select, and CR Intrinsic Investments in commingled margin accounts, maintained at Goldman Sachs & Co., Morgan Stanley & Co., and Credit Suisse First Boston, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.


Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on July 1, 2008, the Reporting Persons beneficially own an aggregate of 3,377,673 shares of Common Stock, representing approximately 4.4% of the shares of Common Stock outstanding. The percentages used herein are based upon 77,233,507 shares of Common Stock reported to be outstanding as of June 2, 2008, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 6, 2008.

     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management hold all investment and voting power with respect to securities held by SAC Associates, SAC MultiQuant, and SAC Select. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls SAC Capital Advisors, SAC Capital Management, and CR Intrinsic Investors. CR Intrinsic Investments is a wholly owned subsidiary of SAC Associates. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors, SAC Capital Management, and Mr. Cohen may be deemed to own beneficially 1,985,316 shares of Common Stock (constituting 2.6% of the shares of Common Stock outstanding), and each of CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 1,392,537 shares of Common Stock (constituting approximately 1.8% of the shares of Common Stock outstanding).

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

               (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,985,316 shares of Common Stock, constituting 2.6% of such class of securities;

               (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,985,316 shares of Common Stock, constituting 2.6% of such class of securities;

               (iii) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,392,537 shares of Common Stock, constituting 1.8% of such class of securities; and

               (iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,377,673 shares of Common Stock, constituting approximately 4.4% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market transactions through various brokerage entities on the Nasdaq Stock Market.

     (d) No person other than SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Associates, SAC MultiQuant, SAC Select, and CR Intrinsic Investments.

     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the shares of Common Stock on June 25, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, SAC MultiQuant currently has (i) long economic exposure to 176,780 shares of Common Stock through such contracts, and (ii) 46 shares of Common Stock on loan from a third party to cover an open short position in the same number of shares of Common Stock. CR Intrinsic Investments has sold call options and, as a result, has short economic exposure to 685,000 shares of Common Stock. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.


Item 7.   Material to be filed as Exhibits.

1.  Schedule A - Trading History

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2008


                                               S.A.C. CAPITAL ADVISORS, LLC


                                               By:    /s/ Peter Nussbaum
                                                      --------------------------
                                                      Name:  Peter Nussbaum
                                                      Title: Authorized Person



                                               S.A.C. CAPITAL MANAGEMENT, LLC


                                              By:    /s/ Peter Nussbaum
                                                      --------------------------
                                                      Name:  Peter Nussbaum
                                                      Title: Authorized Person



                                               CR INTRINSIC INVESTORS, LLC


                                              By:    /s/ Peter Nussbaum
                                                      --------------------------
                                                      Name:  Peter Nussbaum
                                                      Title: Authorized Person



                                               STEVEN A. COHEN


                                               By:    /s/ Peter Nussbaum
                                                      --------------------------
                                                      Name:  Peter Nussbaum
                                                      Title: Authorized Person

                                   Schedule A

              TRADING HISTORY, TAKE-TWO INTERACTIVE SOFTWARE, INC.

------------------- --------------------------------- ------ -------------------
       Date                     Company Name          Amount Price Per Share
                                                              ($)
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -5000              25.79
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -2823               25.8
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -6200               25.8
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -3200              25.81
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC             -100             25.815
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -4545              25.82
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -1100              25.83
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -1555              25.84
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC     -12800              25.85
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -1500              25.85
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -8200             25.855
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -4200            25.8575
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -7700              25.86
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -2800              25.86
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -1800             25.865
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -2600            25.8675
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -2000              25.87
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -5000              25.87
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -3300             25.875
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC     -60105              25.88
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -5254              25.88
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -1200             25.885
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -2100              25.89
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -8020              25.89
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC       -100            25.8901
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC       -800             25.895
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC             -700             25.895
------------------- --------------------------------- ------- -----------------

    6/25/2008       CR Intrinsic Investments, LLC     105800               25.9
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Capital Associates, LLC    129798               25.9
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC           -10292               25.9
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC             -100             25.905
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -2700              25.91
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Capital Associates, LLC      -927              25.91
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -5454              25.91
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC       -200            25.9101
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -1100             25.915
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -1300            25.9175
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC      -1100              25.92
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -1100              25.92
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Capital Associates, LLC     -3300              25.93
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC             -640              25.93
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Capital Associates, LLC    -12300              25.94
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC             -300              25.94
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Capital Associates, LLC      -700            25.9401
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Capital Associates, LLC     -1600             25.945
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Capital Associates, LLC     -1200            25.9475
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC       -500              25.95
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Capital Associates, LLC      -175              25.95
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC            -2000              25.95
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC     -53400              25.98
------------------- --------------------------------- ------- -----------------
    6/25/2008       S.A.C. Select Fund, LLC             -300              25.98
------------------- --------------------------------- ------- -----------------
    6/25/2008       CR Intrinsic Investments, LLC       -100             25.985
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. Select Fund, LLC              400              25.53
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. Select Fund, LLC              100              25.55
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC          414              25.56
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. Select Fund, LLC              200              25.56
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. Select Fund, LLC              200              25.57
------------------- --------------------------------- ------- -----------------

    6/26/2008       S.A.C. Select Fund, LLC              100              25.58
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC         -200              25.65
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC         -300              25.68
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC          -97              25.69
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC          400               25.7
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC          403              25.73
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC          200              25.79
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC         3910               25.8
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC     107731               25.8
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC         -600               25.8
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC      -1000            25.8001
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -100            25.8003
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -100             25.803
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC     -14090             25.805
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -600             25.807
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC     -11900            25.8075
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC         1100              25.81
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC     -19900              25.81
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -500            25.8101
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -500             25.815
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC      -4000            25.8175
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC          180              25.82
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. Select Fund, LLC             2084              25.82
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC      -1096              25.82
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC         -700              25.82
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -400             25.825
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -100            25.8275
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. Select Fund, LLC             2900              25.83
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -700            25.8325
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. Select Fund, LLC              100              25.84
------------------- --------------------------------- ------- -----------------

    6/26/2008       S.A.C. MultiQuant Fund, LLC         -600              25.84
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. Select Fund, LLC             1800              25.85
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC      -6783              25.85
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC        -1910              25.85
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -800            25.8501
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. Select Fund, LLC              500             25.855
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC      -3800             25.855
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC      -1400            25.8575
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC     -12800              25.86
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC         -900              25.86
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -400            25.8601
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -700             25.865
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC      -2000            25.8675
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC      -1400              25.87
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC         -200              25.87
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC      -2300             25.875
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -300            25.8775
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -100             25.879
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -400              25.88
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC        -1000              25.88
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC      -1300             25.885
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -200            25.8875
------------------- --------------------------------- ------- -----------------
    6/26/2008       S.A.C. MultiQuant Fund, LLC         -300              25.89
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC      -1500            25.8975
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -600               25.9
------------------- --------------------------------- ------- -----------------
    6/26/2008       CR Intrinsic Investments, LLC       -500             25.905
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          100              25.39
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          100              25.41
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          200              25.42
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          300              25.44
------------------- --------------------------------- ------- -----------------

    6/27/2008       S.A.C. MultiQuant Fund, LLC          200              25.45
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          500              25.46
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          800              25.47
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          100              25.48
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC        -1245              25.48
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC         2394              25.49
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC        -7179              25.49
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC         1295               25.5
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC         -265               25.5
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          700              25.51
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          500              25.52
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          500              25.54
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC         4000              25.55
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          200              25.56
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC        -2300              25.56
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          200              25.57
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. Select Fund, LLC              100              25.57
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC         -800              25.57
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          300              25.58
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC          300              25.59
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC         -100              25.59
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC         -300               25.6
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC         -400              25.61
------------------- --------------------------------- ------- -----------------
    6/27/2008       S.A.C. MultiQuant Fund, LLC         -100              25.64
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. MultiQuant Fund, LLC          521              25.61
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. Select Fund, LLC              100              25.77
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. Select Fund, LLC              400             25.775
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. Select Fund, LLC              500              25.78
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC     -25396               25.8
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -200            25.8075
------------------- --------------------------------- ------- -----------------

    6/30/2008       CR Intrinsic Investments, LLC       -400             25.815
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC     -13492              25.82
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -100            25.8201
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -100            25.8204
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -1100             25.825
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -200            25.8275
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -1100             25.828
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -300             25.829
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -300              25.83
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -400            25.8301
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -700             25.835
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -1600            25.8375
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -1300             25.838
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -100             25.839
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -3200              25.84
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -100            25.8401
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -1100             25.845
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -1700            25.8475
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -100             25.849
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. Select Fund, LLC              700              25.85
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -2739              25.85
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -900            25.8501
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -200            25.8503
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -1500             25.855
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -1700            25.8575
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. Select Fund, LLC              200              25.86
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -969              25.86
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. MultiQuant Fund, LLC         -100              25.87
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. MultiQuant Fund, LLC         -300              25.88
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. MultiQuant Fund, LLC         -100              25.89
------------------- --------------------------------- ------- -----------------

    6/30/2008       S.A.C. Select Fund, LLC              300               25.9
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC     -21396               25.9
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. MultiQuant Fund, LLC          -21               25.9
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. Select Fund, LLC              100             25.905
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -900             25.905
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -500            25.9075
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -1100              25.91
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. Select Fund, LLC              200             25.915
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -100             25.915
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -400            25.9175
------------------- --------------------------------- ------- -----------------
    6/30/2008       S.A.C. Select Fund, LLC              700              25.92
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC     -13500              25.92
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -404            25.9201
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -100            25.9206
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -400             25.925
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -4700            25.9275
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -300              25.93
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC     -15251              25.95
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -100            25.9502
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -1000             25.955
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -2700            25.9575
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -300             25.958
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -800              25.96
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -100             25.965
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -300            25.9675
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -7100              25.98
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -453             25.985
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC      -1700            25.9875
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -100              25.99
------------------- --------------------------------- ------- -----------------
    6/30/2008       CR Intrinsic Investments, LLC       -300             25.995
------------------- --------------------------------- ------- ------------------

    7/1/2008        CR Intrinsic Investments, LLC       2900                 25
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC        100              25.005
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC       2000              25.01
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC        200             25.085
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC       2200              25.09
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC       1000             25.095
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC      12481               25.1
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC        200              25.11
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC      28000              25.12
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC       1000              25.13
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC       2800              25.14
------------------- --------------------------------- ------- -----------------
    7/1/2008        S.A.C. MultiQuant Fund, LLC          -46              25.14
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC      47119              25.15
------------------- --------------------------------- ------- -----------------
    7/1/2008        S.A.C. MultiQuant Fund, LLC         -200              25.24
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC      -5500              25.25
------------------- --------------------------------- ------- -----------------
    7/1/2008        S.A.C. MultiQuant Fund, LLC         -100              25.26
------------------- --------------------------------- ------- -----------------
    7/1/2008        S.A.C. MultiQuant Fund, LLC         -100              25.27
------------------- --------------------------------- ------- -----------------
    7/1/2008        S.A.C. MultiQuant Fund, LLC          400               25.3
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC      -1263               25.3
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC       -500             25.305
------------------- --------------------------------- ------- -----------------
    7/1/2008        CR Intrinsic Investments, LLC       -200              25.31
------------------- --------------------------------- ------- -----------------
    7/1/2008        S.A.C. Select Fund, LLC              100              25.44
------------------- --------------------------------- ------- -----------------
    7/1/2008        S.A.C. Select Fund, LLC              100             25.445
------------------- --------------------------------- ------- -----------------